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LGBTQ-owned
Brady's Bakery

Bakery

Los Angeles, CA 90037
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $25,000 invested.
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THE PITCH
Brady's Bakery is seeking investment to expand production facility.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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WELCOME TO BRADY'S BAKERY: WE'RE AN EQUAL OPPORTUNITY CROWD PLEASER.

Brady's Bakery is a baked-to-order boutique style bakery with a simple mission: to make the country's best cookies while offering a stellar customer service experience. We've quickly grown to become one of Los Angeles' most sought-after cookie shops, and now it's time to expand our operations and start a new chapter.

Inspired by my favorite bakeries from around the world in New York, and the fact that everything is bigger in Texas, our core product is plus-sized, soft-baked cookies (hand rolled and individually weighed at 4 ounces).
All of our products are handmade in small batches to ensure consistency and quality in every single bite.
At the end of the day, I bake what I like to eat. Plain and simple. If it's on the menu, I stand behind it 100%.
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OUR MENU

We make our cookies in small batches in order to maintain their quality and taste. Cookies are baked to a soft & gooey center and crispy exterior. We steer clear of artificial ingredients wherever possible and aim to use organic and local ingredients. Our expansive menu includes:

Our OG (original) 3 cookies: the chocolate chip + walnut, the red velvet + white chocolate chip, & the oatmeal + cranberry
Other cookie flavors that range from the classic to unique, adoring fun names to capture their vibe: maple & bacon, snickerdoodle w/ maple syrup & pecans (the southern belle), nutella stuffed brown sugar (the OMFG), cinnamon cream cheese stuffed (the doughboy), double dark chocolate & mint (the holiday smash), funfetti (the basic b), chocolate chip stuffed with marshmallow & ganache (that s'more like it), among many others.
A southern favorite: bread pudding! We bake it in individual, muffin-size portions so you're not obligated to share :) Everyday and seasonal flavors include: chocolate chunk, mom's apple pie, pumpkin + pecan, ricotta french toast, & cinnamon roll.
One of our newest additions and a huge crowd-pleaser: the GAY AF rice krispie treat. It's an oversized rice krispie treat filled with mini-marshmallows and fruity pebbles. Seasonal flavors of this new treat are in the works now!
A childhood favorite: puppy chow (for humans). We take cinnamon life cereal and coat it in melted chocolate & peanut butter, and dust it with powder sugar. Served cold. It's a crack pint!
The wooquie (waffle + cookie) was introduced in 2019 and has been a fun, innovative, and huge draw at our markets and catering events. We take a version of our cookie dough and bake it to order in a waffle iron and dip it in melted butter and cinnamon & sugar, or drizzle with warm nutella.
Brady's Dog Treats: coming soon! We've trialed these new treats with some of our furry friends and needless to say they couldn't get enough! These treats are delicious and all organic, made with real ingredients that are good enough for humans to eat. 100% of the sales from this item will be donated to Southern California area dog rescues, such as Real Good Rescue. Just another way for us to give back to the community that has given us so much!

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TRACTION, VALIDATION, AND CUSTOMER EXPERIENCE

Brady's got its start at special events, large parties, farmers markets, catering opportunities, and events like Cookie Con. Since then, we've grown immensely in popularity and keep customers coming back with a great social media presence, an excellent website experience, and a loyal following.

4.5-5 star rating on Yelp, Google, and Facebook!
Our comprehensive and attractive website allows customers to shop for our cookies & bread pudding and have them shipped, delivered locally, or picked up from our baked-to-order location, or any of our Southern California distribution centers.
Word of mouth and referrals have been a huge driver of business, and we have over 10,000 Instagram followers as well.
Between direct sales via our cloud kitchen, distribution centers, and wholesale accounts, our sales grew 183% from 2019 to 2020, and 275% from 2020 to 2021.
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OUR VISION

With this funding round, we aim to increase production capacity by moving into a new commercial kitchen. This will allow us to better service existing wholesalers, secure new wholesale partners, and continue to scale our direct-to-consumer efforts. Eventually, we hope to expand our footprint to other cities and open a flagship retail location as well.

We currently distribute cookies weekly to 9 retail/wholesale accounts: for five Coffee/ Convene (2 locations), Capital One Cafe (3 locations, operated by Aramark), Neiman Marcus Beverly Hills, Toasted & Roasted (West Hollywood), Kimpton la Peer Hotel (West Hollywood), the Phoenix Effect (gym, West Hollywood)
Our partnership with CloudKitchen will optimize our ability to make our product available on all virtual food delivery platforms - Postmates, Uber Eats, Doordash, etc.
Funds raised will go towards securing commercial kitchen equipment: a 20 quart mixer, double oven, reach-in freezer, shelving, prep space, prep equipment
We also aim to hire a full-time bakery manager
Working capital will be used for general operational excellence, including maintaining and improving our website and web presence
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THE TEAM
Reece Scelfo
CEO and Founder

I'm Reece, the founder of Brady's Bakery. I'm a virgo from Katy, TX, and I love my family, dogs, guacamole, and of course, sweets. I founded Brady's Bakery in 2016 after teaching myself to bake, and began pursuing the business full-time in 2018.

BFA and minor in business administration from the University of Oklahoma

I spent 6 years in new york city working all across the entertainment industry including jobs in casting, broadway management, and talent management.

After relocating to Los Angeles in 2014 for a change of scenery, and worked for a production company in international distribution from 2014-2018, when I left to pursue the bakery full-time.

Brady
Chief Dog Officer & Namesake

Brady joined the family in 2015 and serves as the namesake for Brady's Bakery. While he can't eat any of the products, he's a great mascot.

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2016
Founded
$0
Projected Annual Revenue
10,000 people
Social Media Followers
8 people
Employees
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HAPPY PRIDE FROM BRADY'S BAKERY
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BRADY'S BAKERY ON THE TRY GUYS!

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Co-Packer, Development & Start Up Costs $40,000

Mainvest Compensation $3,000

Equipment & Electrical Upgrades $7,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,250,000	$1,375,000	$1,471,250	$1,544,812	$1,591,156
Cost of Goods Sold	$435,000	$478,500	$511,995	$537,594	$553,721
Gross Profit	$815,000	$896,500	$959,255	$1,007,218	$1,037,435

EXPENSES

Rent	$54,000	$55,350	$56,733	$58,151	$59,604
Utilities	$14,000	$14,350	$14,708	$15,075	$15,451
Salaries	$65,000	$71,500	$76,505	$80,330	$82,739
Insurance	$8,500	$8,712	$8,929	$9,152	$9,380
Employeee Wages	$190,000	$194,750	$199,618	$204,608	$209,723
Repairs & Maintenance	$1,300	$1,332	$1,365	$1,399	$1,433
Legal & Professional Fees	$20,000	$20,500	$21,012	$21,537	$22,075
Marketing & Advertising	$15,000	$15,375	$15,759	$16,152	$16,555
Operating Profit	$447,200	$514,631	$564,626	$600,814	$620,475

This information is provided by Brady's Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Business Plan.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $120,000

Amount Invested $0

Investors 0

Investment Round Ends June 29th, 2022

Summary of Terms

Legal Business Name Bradys Bakery

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.8×

Investment Multiple 1.5×

Business's Revenue Share 1%-2.4%

Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
Historical milestones

Brady's Bakery has been operating in its current capacity since March 2020 and has since achieved the following milestones:

Opened its flagship location in Los Angeles, CA. Six months later, Brady's opened its first distribution outpost in Hollywood, followed by its second distribution outpost in Long Beach six months after that. Brady's third distribution outpost opened at the end of June 2022 and is scheduled to open its fourth, fifth, and sixth later in 2022.

Achieved revenue of $220k in 2020 (a year filled with change and uncertainty), which then grew to $840k in 2021.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Brady's Bakery forecasts the following milestones:

Secure additional distribution outposts in Los Angeles by the end of 2022. Expand to other Southern California cities (i.e. San Diego) by Q2 2023.

Hire for the following positions by end of Q4 2022: General Manager

Achieve $1.25m revenue per year by 2023.

No other outstanding loans or equity

Brady's has no outstanding loans to any financial institution. The capital raised through Mainvest will make up the entirety of Brady's Bakery's fundraising. However, Brady's Bakery may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Brady's Bakery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Brady's Bakery operates with a very limited scope, offering a specific line of products to potential customers willing to purchase them, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Brady's Bakery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Brady's Bakery's core business or the inability to compete successfully against the with other competitors could negatively affect Brady's Bakery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Brady's Bakery's management or vote on and/or influence any managerial decisions regarding Brady's Bakery. Furthermore, if the founders or other key personnel of Brady's Bakery were to leave Brady's Bakery or become unable to work, Brady's Bakery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Brady's Bakery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Brady's Bakery is a newly established entity with a limited operating history, and thus forecasts will reflect as such.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Brady's Bakery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Brady's Bakery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Brady's Bakery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Brady's Bakery's financial performance or ability to continue to operate. In the event Brady's Bakery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Brady's Bakery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Brady's Bakery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Brady's Bakery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Brady's Bakery will carry some insurance, Brady's Bakery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Brady's Bakery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Brady's Bakery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Brady's Bakery's management will coincide: you both want Brady's Bakery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Brady's Bakery to act conservative to make sure they are best equipped to repay the Note obligations, while Brady's Bakery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Brady's Bakery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Brady's Bakery or management), which is responsible for monitoring Brady's Bakery's compliance with the law. Brady's Bakery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Brady's Bakery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Brady's Bakery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Brady's Bakery, and the revenue of Brady's Bakery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Brady's Bakery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Brady's Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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